SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CIRCOR INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

17273K 10 9

(CUSIP Number)

Walter J. Flowers

Flowers & Manning, LLP

15 Court Square, Suite 340

Boston, MA 02108

(617) 589-0601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 17273K 10 9	13D/A	Page 2 of 10

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Walter J. Flowers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

779,827
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

198,070
10 SHARED DISPOSITIVE POWER

581,757

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

779,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 17273K 10 9	13D/A	Page 3 of 10

Item 1. Security and Issuer.

The securities to which this statement relates are the shares of common stock, par value $.01 per share, of CIRCOR International, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 25 Corporate Drive, Suite 130, Burlington, Massachusetts 01803.

Item 2. Identity and Background.

(a) This statement is being filed by Walter J. Flowers, sometimes referred to herein as the “Reporting Person.”

(b) and (c) Mr. Flowers is a partner in the law firm of Flowers & Manning, LLP and his business address is 15 Court Square, Suite 340, Boston, Massachusetts 02108.

(d) and (e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Flowers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person became the sole trustee of trusts for the benefit of George B. Horne and Deborah Horne, respectively, on August 20, 2002. On or about October 7, 2002, (i) 175,200 shares previously held under a revocable trust for the benefit of George B. Horne and (ii) 87,700 shares previously held under a revocable trust for the benefit of Deborah Horne, all of which shares were previously subject to the terms of the 1997 Voting Trust, were removed from the trusts specified in (i) and (ii) above for which Timothy P. Horne served as co-trustee (in the case of (i) above) or sole trustee (in the case of (ii) above), and deposited into the trusts for the benefit of George B. Horne and Deborah Horne, respectively, for which Mr. Flowers serves as the sole trustee. Such shares were also withdrawn from the 1997 Voting Trust at that time. The CIRCOR International, Inc. shares held by these trusts for which Mr. Flowers serves as trustee, as well as those shares held by an irrevocable trust for the benefit of Tiffany R. Horne for which Mr. Flowers serves as sole trustee, were acquired by each of such trusts in a one-for-two pro rata distribution to the shareholders of Watts Industries, Inc. and no consideration was paid for such shares.

On December 20, 2005, the trust for the benefit of George B Horne transferred 23,000 shares to the George B. Horne Charitable Remainder Trust. Mr. Flowers is the sole trustee of the George B. Horne Charitable Remainder Trust.

Item 4. Purpose of Transaction.

The Reporting Person hereto intends continuously to review the trusts’ investment in the issuer and may from time to time acquire or dispose of shares of common stock of the issuer, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting the persons named in Item 5(b) or the common stock of the issuer. The Reporting Person currently intends to continue to dispose of shares of common stock of the issuer to fund estate taxes and other estate related matters depending primarily upon stock market and general economic conditions.

CUSIP No. 17273K 10 9	13D/A	Page 4 of 10

Except as set forth in the preceding paragraph, the Reporting Person currently does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those enumerated above.

Item 5. Interest in Securities of Issuer.

Walter J. Flowers

(a) Amount Beneficially Owned.

Walter J. Flowers is the beneficial owner of 779,827 shares of common stock of the issuer. This amount includes 172,900 shares held under a trust for which Walter J. Flowers serves as sole trustee, The George B. Horne/CIRCOR Trust – 2002, the beneficiary of which is The George B. Horne Trust – 2002, (ii) 581,757 shares held for the benefit of Deborah Horne under a revocable trust for which Walter J. Flowers serves as sole trustee, The Deborah Horne/CIRCOR Trust – 2002, and (iii) 25,170 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which Walter J. Flowers serves as sole trustee, The Tiffany Rae Horne Trust u/d/t dated August 7, 1984.

Amount Beneficially Owned: 779,827

Percentage of Class: 4.9%

CUSIP No. 17273K 10 9	13D/A	Page 5 of 10

(b) Number of shares as to which the Reporting Person has:

Sole power to vote or to direct the vote: 779,827

Shared power to vote or to direct the vote: None

Sole power to dispose or to direct the disposition of : 198,070

Shared power to dispose or to direct the disposition of: 581,757

The Reporting Person has shared power to dispose or to direct the disposition of 581,757 shares. The power is shared with the following person:

 (1) a) Deborah Horne

b) The business address of Deborah Horne is HCR #73, Rte 1 Box 113, Twisp, Washington 98856.

c) Deborah Horne operates a ranch.

d) During the last 5 years, Deborah Horne has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

e) Deborah Horne is a United States citizen.

(c) The following transactions involving the common stock of the issuer beneficially owned by the Reporting Person were effected since the Reporting Person filed Amendment No. 2 to this Schedule 13D as described below.

The George B. Horne/CIRCOR Trust – 2002

On December 20, 2005, the trust for the benefit of George B Horne transferred 23,000 shares to the George B. Horne Charitable Remainder Trust. Mr. Flowers is the sole trustee of the George B. Horne Charitable Remainder Trust.

Date	Number of Shares Sold	Price
1/3/2006	2,000	$25.80
1/13/2006	500	$26.50
1/13/2006	500	$26.60
1/13/2006	400	$26.45
1/13/2006	300	$26.69
1/13/2006	300	$26.45
1/13/2006	100	$26.70
1/13/2006	100	$26.46
1/13/2006	100	$26.60
1/13/2006	100	$26.65
10/16/2006	1,900	$32.00
10/17/1006	8,100	$32.00
10/18/2006	300	$32.66
10/18/2006	5,000	$32.02

CUSIP No. 17273K 10 9	13D/A	Page 6 of 10

10/18/2006	5,000	$32.50
10/18/2006	5,000	$32.50
10/18/2006	10,000	$32.50
10/18/2006	10,000	$32.50
10/19/2006	300	$33.65
10/19/2006	9,700	$32.65
10/19/2006	10,000	$33.50
10/20/2006	2,000	$33.65
10/24/2006	2,700	$33.66
10/25/2006	10,000	$34.00
10/25/2006	10,000	$34.00
10/25/2006	10,000	$34.00
10/25/2006	10,000	$34.00
10/26/2006	4,900	$34.25
10/26/2006	5,000	$34.25
10/27/2006	100	$34.25
10/27/2006	3,900	$34.26
10/27/2006	8,500	$34.00
11/6/2006	6,300	$33.51
11/6/2006	10,000	$33.50
11/7/2006	1,500	$34.00
11/7/2006	3,500	$34.25
11/7/2006	3,700	$33.50
11/9/2006	31,200	$34.32
11/10/2006	134,800	$34.41
11/13/2006	19,200	$34.54
11/14/2006	33,600	$34.85
11/15/2006	20,100	$35.45
11/15/2006	400	$36.24
11/16/2006	12,500	$36.20
11/16/2006	12,500	$36.25

The George B. Horne 2005 Charitable Remainder Trust

Date	Number of Shares Sold	Price
12/28/2005	1,300	$25.90
12/29/2005	100	$25.90
12/30/2005	100	$26.00
12/30/2005	100	$26.00
12/30/2005	1,600	$25.90
12/30/2005	2,700	$26.00
12/30/2005	100	$25.90
12/30/2005	100	$25.90
12/30/2005	100	$25.90
12/30/2005	200	$25.90
12/30/2005	200	$25.90
12/30/2005	1,300	$25.90
01/03/2006	200	$26.06
01/03/2006	700	$26.05
01/04/2006	400	$26.25

CUSIP No. 17273K 10 9	13D/A	Page 7 of 10

01/04/2006	1,100	$26.05
01/04/2006	3,100	$26.05
01/09/2006	300	$26.55
01/09/2006	300	$26.59
01/09/2006	1,000	$26.50
01/09/2006	1,300	$26.80
01/09/2006	1,400	$26.50
01/09/2006	2,000	$26.15
01/09/2006	2,600	$26.25
01/10/2006	700	$26.40

The Deborah Horne/CIRCOR Trust - 2002

On May 18, 2005, Deborah Horne transferred as a gift 1,137 shares to The Deborah Horne/CIRCOR Trust – 2002.

Date	Number of Shares Sold	Price
3/14/06	25,000	$28.20

The Tiffany Rae Horne Trust, u/d/t dated August 7, 1984

On October 27, 2005, Timothy P. Horne, as trustee of the George B. Horne Grandchildren’s Trust – 1995, transferred as a gift 11,300 shares to The Tiffany Rae Horne Trust, u/d/t dated August 7, 1984.

Date	Number of Shares Sold	Price
1/10/2006	4,000	$27.17
1/13/2006	7,800	$27.03
1/18/2006	140	$27.05
1/19/2006	16,160	$27.06
1/20/2006	5,800	$27.02
1/23/2006	2,100	$27.12
1/24/2006	2,300	$27.32
1/25/2006	1,700	$27.18

(d) Right to Receive Dividends or Proceeds.

The George B. Horne Trust – 2002 has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 172,900 shares held in The George B. Horne/CIRCOR Trust - 2002 for which the Reporting Person serves as sole trustee. The heirs of the late George B. Horne are the beneficiaries of The George B. Horne Trust - 2002.

Deborah Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 581,757 shares held in the Deborah Horne/CIRCOR Trust – 2002 for which the Reporting Person serves as sole trustee.

CUSIP No. 17273K 10 9	13D/A	Page 8 of 10

Tiffany R. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 25,170 shares held for the benefit of Tiffany R. Horne under an irrevocable trust for which the Reporting Person serves as sole trustee.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the issuer’s common stock on November 16, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the issuer between the Reporting Person and any other person or entity.

CUSIP No. 17273K 10 9	13D/A	Page 9 of 10

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D/A.

Exhibit 9.1	The Amended and Restated George B. Horne Voting Trust Agreement—1997 dated as of September 14, 1999 (incorporated by reference to Exhibit 9.1 to Amendment No. 1 to the CIRCOR International, Inc. Registration Statement on Form 10 as filed with the Securities and Exchange Commission on September 22, 1999 (File No. 000-26961).

* * *

The percentages above have been determined as of October 24, 2006, based on information set forth in the Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2006 filed by the issuer. As of that date, there were 16,024,552 shares of common stock of the issuer outstanding.

CUSIP No. 17273K 10 9	13D/A	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2006

/s/ Walter J. Flowers
Walter J. Flowers